Exhibit 99.4

Detach Proxy Card Here

Mark, Sign, Date and Return the Proxy Card Promptly
Using the Enclosed Envelope.

Votes must be indicated (x) in Black or Blue ink.

KEEP THIS SPACE CLEAR
(THIS BOX WILL NOT PRINT)

NO SCANNABLE BOXES CAN BE PLACED ABOVE THE BOTTOM OF THIS BOX

Resolution

1. To approve the merger with Oxford GlycoSciences Plc, to increase the share capital of CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC and to empower the directors of CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC to allot the newly created shares.

2. To approve the Related Party Transaction.

3. To approve the amendment of employee share schemes.

To change your address, please mark this box. To include any comments, please mark this box.

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date               Share Owner  sign here             Co-Owner  sign here

NON-PRINT AREA

Cambridge Antibody Technology Group PLC

Instructions to THE BANK OF NEW YORK, as Depositary

(Must be received prior to the close of business on March 4, 2003)

      The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares represented by such Receipt(s) of Cambridge Antibody Technology Group PLC, registered in the name of the undersigned on the books of the Depositary as of the close of business on January 31, 2003 at the Extraordinary General Meeting (meetings) of Cambridge Antibody Technology Group PLC to be held on March 11, 2003, in respect of the resolution(s) specified on the reverse hereof.

NOTES:

1. Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.